UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant’s name into English)

Poseidonos & Foivis 2 Street 16674 Glyfada, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated June 27, 2022: DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2022.

The information contained in this Report on Form 6-K and the exhibit attached hereto, except for the section entitled “CEO Commentary,” is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2022

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

SK 27712 0003 8695070 v1

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DYNAGAS LNG PARTNERS LP REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2022

ATHENS – June 27, 2022 – Dynagas LNG Partners LP (NYSE: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of liquefied natural gas (“LNG”) carriers, today announced its results for the three months ended March 31, 2022.

Quarter Highlights:

•

Net income and earnings per common unit (basic and diluted) of $23.9 million and $0.57, respectively;

•

 Adjusted Net Income(1) of $10.0 million and Adjusted Earnings(1) per common unit (basic and diluted) of $0.19;

•

Adjusted EBITDA(1)  $22.9 million;

•

100% fleet utilization(2); and

•

Declared and paid cash distribution of $0.5625 per unit on its Series A Preferred Units (NYSE: “DLNG PR A”) for the period from November 12, 2021 to February 11, 2022 and $0.546875 per unit on the Series B Preferred Units (NYSE: “DLNG PR B”) for the period from November 22, 2021 to February 21, 2022.

Subsequent Events:

•

Declared a quarterly cash distribution of $0.5625 on the Partnership’s Series A Preferred Units for the period from February 12, 2022 to May 11, 2022, which was paid on May 12, 2022 to all preferred Series A unit holders of record as of May 5, 2022; and

•

Declared a quarterly cash distribution of $0.546875 on the Partnership’s Series B Preferred Units for the period from February 22, 2022 to May 21, 2022, which was paid on May 23, 2022 to all preferred Series B unit holders of record as of May 16, 2022.

(1) Adjusted Net Income and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and other related information.

(2) Please refer to Appendix B

CEO Commentary:

We are pleased to report the results for the three months ended March 31, 2022.

All six LNG carriers in our fleet are operating under their respective long-term charters with international gas producers with an average remaining contract term of 6.6 years. As of June 27, 2022, our estimated contracted revenue backlog1 2 was $0.98 billion.

The earliest contracted re-delivery date for any of our six LNG carriers is in the third quarter of 2023 (for the Arctic Aurora), with the second earliest contracted re-delivery date in the first quarter of 2026 (for the Clean Energy), both subject to the terms of the applicable charter.

For the first quarter of 2022, we reported Net Income of $23.9 million, earnings per common unit of $0.57, Adjusted Net Income of $10.0 million and Adjusted EBITDA of $22.9 million. While future results may vary, we are pleased to report 100% utilization for our fleet for the eighth quarter in a row.

We are in a period of high demand for LNG shipping, which we believe will benefit the Partnership.

We continue our strategy of using our cash flow generation to deleverage our balance sheet and reinforce our liquidity so as to build equity value. This, we believe, will enhance our ability to pursue future growth initiatives.

1 The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

2 The 0.14 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

Russian Sanctions Developments

Due to the ongoing Russian conflicts with Ukraine, the United States (“U.S.”), European Union (“E.U.”), Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

As of today’s date, and to the Partnership’s knowledge:

•

Current U.S. and E.U. sanctions regimes do not materially affect the business, operations or financial condition of the Partnership and the Partnership’s counterparties are currently performing their obligations under their respective time charters in compliance with applicable U.S. and E.U. rules and regulations;

•

Sanctions legislation in the E.U. continues to exclude LNG;

•

The charters of the Amur River, the Ob River and the Clean Energy are effectively under the control of the German government for an indefinite period of time as of April 4th when Gazprom Germania (and all its subsidiaries), the indirect parent of Gazprom Marketing and Trading (GMT Singapore), was placed under the control of the German Government (Federal Network Agency) since Gazprom Germania operates critical energy infrastructure in Germany;

•

Sanctions legislation has been changing and the Partnership continues to monitor such changes as applicable to the Partnership and its counterparties.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine is uncertain at this time.  The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition or results of operations. Please see the section of this report entitled “Forward Looking Statements.

Financial Results Overview:

	Three Months Ended
(U.S. dollars in thousands, except per unit data)	March 31, 2022 (unaudited)	March 31, 2021 (unaudited)
Voyage revenues	$33,260	$33,448
Net Income	$23,882	$15,865
Adjusted Net Income (1)	$10,039	$10,564
Operating income	$12,557	$15,763
Adjusted EBITDA(1)	$22,938	$23,860
Earnings per common unit	$0.57	$0.36
Adjusted Earnings per common unit (1)	$0.19	$0.21

(1) Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Three Months Ended March 31, 2022 and 2021 Financial Results

Net Income for the three months ended March 31, 2022 was $23.9 million as compared to a Net Income of $15.9 million for the corresponding period of 2021, which represents an increase of $8.0 million, or 50.3%. The increase in net income for the three months ended March 31, 2022 was mainly attributable to the increase in the gain on our interest rate swap transaction compared to the corresponding period of 2021, which was partly offset by an increase in the vessels operating expenses and dry-docking and special survey costs, attributable to the scheduled dry-dock of the Clean Energy, which commenced on March 16, 2022.

Adjusted Net Income for the three months ended March 31, 2022 was $10.0 million compared to $10.6 million for the corresponding period of 2021, which represents a net decrease of $0.6 million or 5.7%, mainly due to the increase in the vessels’ operating expenses.

Voyage revenues for the three months ended March 31, 2022 were $33.3 million as compared to $33.4 million for the corresponding period of 2021.

The Partnership reported average daily hire gross of commissions(1) of approximately $63,130 per day per vessel in the three-month period ended March 31, 2022, compared to approximately $62,250 per day per vessel for the corresponding period of 2021. During both three-month periods ended March 31, 2022 and March 31, 2021, the Partnership’s vessels operated at 100% utilization.

Vessel operating expenses were $7.6 million, which corresponds to a daily rate per vessel of $13,998 in the three-month period ended March 31, 2022, as compared to $6.9 million, or a daily rate per vessel of $12,739 in the corresponding period of 2021. This increase is mainly attributable to increased planned technical maintenance and supply costs on the Partnership’s vessels in the three months period ending March 31, 2022 compared to the corresponding period in 2021.

Adjusted EBITDA for the three months ended March 31, 2022 was $22.9 million, as compared to $23.9 million for the corresponding period of 2021. The decrease of $1.0 million, or 4.2%, was mainly attributable to the combined effect of the decrease in revenues of the Clean Energy due to the off hire period during its’ scheduled dry-dock and the increase in the vessels’ operating expenses as explained above.

Interest and finance costs, net were $5.1 million in the three months ended March 31, 2022 as compared to $5.5 million in the corresponding period of 2021, which represents a decrease of $0.4 million, or 7.3% due to the reduction in interest bearing debt as compared to the corresponding period of 2021, which was slightly counterbalanced by the increase in the weighted average interest rate in the three months period ending March 31, 2022, compared to the corresponding period in 2021.

For the three months ended March 31, 2022, the Partnership reported basic and diluted  Earnings per common unit and Adjusted Earnings per common unit, of $0.57 and $0.19 respectively, after taking into account the distributions relating to the Series A Preferred Units and the Series B Preferred Units on the Partnership’s Net income/Adjusted Net Income. Earnings per common unit and Adjusted Earnings per common unit, basic and diluted, are calculated on the basis of a weighted average number of 36,802,247 common units outstanding during the period and in the case of Adjusted Earnings per common unit after reflecting the impact of the non-cash items presented in Appendix B of this press release.

Adjusted Net Income, Adjusted EBITDA and Adjusted Earnings per common unit are not recognized measures under U.S. GAAP. Please refer to Appendix B of this press release for the definitions and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

(1) Average daily hire gross of commissions represents voyage revenue excluding the non-cash time charter deferred revenue amortization, divided by the Available Days in the Partnership’s fleet as described in Appendix B.

Liquidity/ Financing/ Cash Flow Coverage

During the three months ended March 31, 2022, the Partnership generated net cash from operating activities of $24.8 million as compared to $22.9 million in the corresponding period of 2021, which represents an increase of $1.9 million, or 8.3%.

As of March 31, 2022, the Partnership reported total cash of $106.6 million (including $50.0 million of restricted cash). The Partnership’s outstanding indebtedness as of March 31, 2022 under the $675.0 Million Credit Facility amounted to $555.0 million, gross of unamortized deferred loan fees and including $48.0 million, which was repayable within one year.

As of March 31, 2022, the Partnership had unused availability of $30.0 million under its interest free $30.0 million revolving credit facility with its Sponsor, or the $30.0 Million Revolving Credit Facility, which was extended on November 14, 2018, and is available to the Partnership at any time until November 2023.

Vessel Employment

As of June 27, 2022, the Partnership had estimated contracted time charter coverage(1) for 100% of its fleet estimated Available Days (as defined in Appendix B) for 2022, 96% of its fleet estimated Available Days for 2023 and 83% of its fleet estimated Available Days for 2024.

As of the same date, the Partnership’s estimated contracted revenue backlog (2) (3) was $0.98 billion, with an average remaining contract term of 6.6 years.

(1) Time charter coverage for the Partnership’s fleet is calculated by dividing the fleet contracted days on the basis of the earliest estimated delivery and redelivery dates prescribed in the Partnership’s current time charter contracts, net of scheduled class survey repairs by the number of expected Available Days during that period.

(2) The Partnership calculates its estimated contracted revenue backlog by multiplying the contractual daily hire rate by the expected number of days committed under the contracts (assuming earliest delivery and redelivery and excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods disclosed due to, for example, dry-docking and/or special survey downtime, maintenance projects, off-hire downtime and other factors that result in lower revenues than the Partnership’s average contract backlog per day.

(3) $0.14 billion of the revenue backlog estimate relates to the estimated portion of the hire contained in certain time charter contracts with Yamal which represents the operating expenses of the respective vessels and is subject to yearly adjustments on the basis of the actual operating costs incurred within each year. The actual amount of revenues earned in respect of such variable hire rate may therefore differ from the amounts included in the revenue backlog estimate due to the yearly variations in the respective vessels’ operating costs.

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Conference Call and Webcast:

As announced, the Partnership’s management team will host a conference call on June 28, 2022 at 10:00 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 844 654 9829 (US Toll Free Dial-In), or +1213 320 2519 (US International Dial-In). To access the conference call, please reference call ID number [2580474] or "Dynagas" to the operator.

Audio Webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Partnership’s website. To listen to the archived audio file, visit our website http://www.dynagaspartners.com and click on Webcast under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the first quarter ended March 31, 2022 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the Partnership’s website http://www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com. The Partnership’s website and its contents are not incorporated into and do not form a part of this release.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

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Investor Relations / Financial Media:
Nicolas Bornozis
Markella Kara

Capital Link, Inc.
230 Park Avenue, Suite 1540

New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “project”, “will”, “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements. These forward - looking are not intended to give any assurance as to future results and should not be relied upon.

The forward-looking statements in this press release are based upon various assumptions and estimates, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed, expressed or implied, in the forward- looking statements include, but are not limited to, the strength of world economies and currency fluctuations, general market conditions, including fluctuations in charter rates, ownership days, and vessel values, changes in supply and demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental laws, rules and regulations or actions taken by regulatory authorities, economic, regulatory, political and governmental conditions that affect the shipping and the LNG industry, potential liability from pending or future litigation, and potential costs due to environmental damage and vessel collisions, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns, instances of off-hires, the length and severity of epidemics and pandemics, including COVID-19, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of the London Interbank Offered Rate, or, LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate, the amount of cash available for distribution, and other factors. Due to the ongoing Russian conflicts with Ukraine, the United States, the European Union, Canada and other Western countries and organizations have announced and enacted numerous sanctions against Russia to impose severe economic pressure on the Russian economy and government.

The full impact of the commercial and economic consequences of the Russian conflict with Ukraine are uncertain at this time. Potential consequences of the sanctions that could impact the Partnership’s business in the future include but are not limited to: (1) limiting and/or banning the use of the SWIFT financial and payment system that would negatively affect payments under the Partnership’s existing vessel charters; (2) the Partnership’s counterparties being potentially limited by sanctions from performing under its agreements; and (3) a general deterioration of the Russian economy.

 In addition, the Partnership may have greater difficulties raising capital in the future, which could potentially reduce the level of future investment into its expansion and operations. The Partnership cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on its business, financial condition or results of operations.

Please see the Partnership’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

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APPENDIX A

DYNAGAS LNG PARTNERS LP

Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended March 31,
	2022 (unaudited)	2021 (unaudited)
REVENUES
Voyage revenues	$33,260	$33,448
EXPENSES
Voyage expenses (including related party)	(619)	(681)
Vessel operating expenses	(7,559)	(6,879)
Dry-docking and special survey costs	(2,564)	-
General and administrative expenses (including related party)	(612)	(821)
Management fees -related party	(1,530)	(1,485)
Depreciation	(7,819)	(7,819)
Operating income	12,557	15,763
Interest and finance costs, net	(5,080)	(5,477)
Gain on derivative instruments	16,381	5,563
Other, net	24	16

Net income	$23,882	$15,865
Earnings per common unit (basic and diluted)	$0.57	$0.36
Weighted average number of units outstanding, basic and diluted:
Common units	36,802,247	35,735,752

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DYNAGAS LNG PARTNERS LP

Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	March 31, 2022 (unaudited)	December 31, 2021 (audited)
ASSETS:
Cash and cash equivalents and restricted cash (current and non-current)	$106,620	$97,015
Derivative financial instrument (current and non-current)	25,439	8,824
Due from related party (current and non-current)	2,788	2,494
Other current assets	3,733	2,453
Vessels, net	845,371	853,190
Other non-current assets	1,526	1,505
Total assets	$985,477	$965,481

LIABILITIES
Total long-term debt, net of deferred financing costs	$550,494	$561,966
Total other current liabilities	29,222	18,734
Due to related party (current and non-current)	315	247
Total other non-current liabilities	2,971	3,050
Total liabilities	$583,002	$583,997

PARTNERS’ EQUITY
General partner (35,526 units issued and outstanding as at March 31, 2022 and December 31, 2021)	57	36
Common unitholders (36,802,247 units issued and outstanding as at March 31, 2022 and December 31, 2021)	275,704	254,734
Series A Preferred unitholders: (3,000,000 units issued and outstanding as at March 31, 2022 and December 31, 2021)	73,216	73,216
Series B Preferred unitholders: (2,200,000 units issued and outstanding as at March 31, 2022 and December 31, 2021)	53,498	53,498
Total partners’ equity	$402,475	$381,484

Total liabilities and partners’ equity	$985,477	$965,481

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DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2022	2021
Cash flows from Operating Activities:
Net income:	$23,882	$15,865
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,819	7,819
Amortization and write-off of deferred financing fees	528	585
Deferred revenue amortization	(79)	164
Amortization and write off of deferred charges	53	98
Gain on derivative financial instrument	(16,381)	(5,563)
Dry-docking and special survey costs	2,564	—
Changes in operating assets and liabilities:
Trade accounts receivable	(394)	287
Prepayments and other assets	(220)	(221)
Inventories	(910)	(56)
Due from/ to related parties	(226)	(362)
Trade accounts payable	1,442	1,227
Accrued liabilities	345	(111)
Unearned revenue	6,425	3,210
Net cash from Operating Activities	$24,848	22,942

Cash flows from Investing Activities
Ballast water treatment system installation	(82)	—
Net cash used in Investing Activities	$(82)	—
Cash flows from Financing Activities:
Issuance of common units, net of issuance costs	—	1,293
Distributions declared and paid	(2,891)	(2,891)
Repayment of long-term debt	(12,000)	(12,000)
Payment of derivative instruments	(270)	(245)
Net cash used in Financing Activities	$(15,161)	(13,843)
Net increase in cash and cash equivalents and restricted cash	9,605	9,099
Cash and cash equivalents and restricted cash at beginning of the year	97,015	74,979
Cash and cash equivalents and restricted cash at end of the period	$106,620	$84,078

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APPENDIX B

Fleet statistics

	Three Months Ended March 31,
(expressed in United states dollars except for operational data)	2022	2021
Number of vessels at the end of period	6	6
Average number of vessels in the period (1)	6	6
Calendar Days (2)	540.0	540.0
Available Days (3)	524.2	540.0
Revenue earning days (4)	524.2	540.0
Time Charter Equivalent (5)	$62,268	$60,680
Fleet Utilization (4)	100.0%	100.0%
Vessel daily operating expenses (6)	$13,998	$12,739

     (1)  Represents the number of vessels that constituted the Partnership’s fleet for the relevant period, as measured by the sum of the number of days that each vessel was a part of the Partnership’s fleet during the period divided by the number of Calendar Days (defined below) in the period.

      (2) “Calendar Days” are the total days that the Partnership possessed the vessels in its fleet for the relevant period.

      (3) “Available Days” are the total number of Calendar Days that the Partnership’s vessels were in its possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

       (4)  The Partnership calculates fleet utilization by dividing the number of its Revenue earning days, which are the total number of Available Days of the Partnership’s vessels net of unscheduled off-hire days (which do not include positioning/ repositioning days for which compensation has been received) during a period by the number of Available Days. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

      (5)  Time charter equivalent rate (“TCE rate”), is a measure of the average daily revenue performance of a vessel. For time charters, we calculate TCE rate by dividing total voyage revenues, less any voyage expenses, by the number of Available Days during the relevant time period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, the Partnership may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods and to assist the Partnership’s management in making decisions regarding the deployment and use of the Partnership’s vessels and in evaluating their financial performance. The Partnership’s calculation of TCE rates may not be comparable to that reported by other companies due to differences in methods of calculation. The following table reflects the calculation of the Partnership’s TCE rates for the three months ended March 31, 2022 and 2021 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available Days):

	Three Months Ended March 31,
	2022	2021
(In thousands of U.S. dollars, except for Available Days and TCE rate)
Voyage revenues	$33,260	$33,448
Voyage Expenses *	(619)	(681)
Time Charter equivalent revenues	$32,641	$32,767
Available Days	524.2	540.0
Time charter equivalent (TCE) rate	$62,268	$60,680

*Voyage expenses include commissions of 1.25% paid to Dynagas Ltd., the Partnership’s Manager, and third-party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

       (6)  Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, are calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended March 31,
(In thousands of U.S. dollars)	2022	2021
Net income	$23,882	$15,865
Net interest and finance costs (1)	5,080	5,477
Gain on derivative instruments	(16,381)	(5,563)
Class survey costs	2,564	-
Depreciation	7,819	7,819
Amortization of deferred revenue	(79)	164
Amortization and write- off of deferred charges	53	98
Adjusted EBITDA	$22,938	$23,860

(1) Includes interest and finance costs and interest income, if any.

The Partnership defines Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s operating performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by providing useful information that increases the ability to compare the Partnership’s operating performance from period to period and against that of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or against companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possible changes in financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength.

Adjusted EBITDA is not intended to and does not purport to represent cash flows for the period, nor is it presented as an alternative to operating income. Further, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA, as presented above, may not be comparable to similarly titled measures of other businesses because they may be defined or calculated differently by those other businesses. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Any Non-GAAP measures should be viewed as supplemental to, and should not be considered as alternatives to, GAAP measures including, but not limited to net earnings (loss), operating profit (loss), cash flow from operating, investing and financing activities, or any other measure of financial performance or liquidity presented in accordance with GAAP.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended March 31,
(In thousands of U.S. dollars except for units and per unit data)	2022	2021
Net Income	$23,882	$15,865
Amortization of deferred revenue	(79)	164
Amortization and write-off of deferred charges	53	98
Class survey costs	2,564	-
Gain on derivative financial instrument	(16,381)	(5,563)
Adjusted Net Income	$10,039	$10,564
Less: Adjusted Net Income attributable to preferred unitholders and general partner	(2,898)	(2,898)
Common unitholders’ interest in Adjusted Net Income	$7,141	$7,666
Weighted average number of common units outstanding, basic and diluted:	36,802,247	35,735,752
Adjusted Earnings per common unit, basic and diluted	$0.19	$0.21

Adjusted Net Income represents net income before non-recurring expenses (if any), charter hire amortization related to time charters with escalating time charter rates and changes in the fair value of derivative financial instruments. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measures under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The    Partnership’s definitions of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at those reported by other companies in the shipping industry or other industries. The Partnership believes that the presentation of Adjusted Net Income and Adjusted Earnings per unit available to common unitholders are useful to investors because these measures facilitate the comparability and the evaluation of companies in the Partnership’s industry. In addition, the Partnership believes that Adjusted Net Income is useful in evaluating its operating performance compared to that of other companies in the Partnership’s industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. The Partnership’s presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit does not imply, and should not be construed as an inference, that its future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP.

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